FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2007
                                   2 May 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing 3rd Quarter Results - US Accounting released on 2 May 2007


This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No. 333-08246) and Form F-3/S-3

(SEC File No. 333-106837) filed by the Registrant under the Securities Act of 1933.

Consolidated Income Statement for the nine months ended 31 March 2007


                                                                       2006/07               2005/06
                                                                   Nine months           Nine months
                                                                         ended                 ended
                                                                      31 March              31 March
                                                                    GBPmillion            GBPmillion
                                                     Notes         (unaudited)           (unaudited)

Revenue                                                  1               3,376                 3,079
Operating expense                                        2             (2,763)               (2,419)
Operating profit                                                           613                   660
-------------------------------------------- -------------- ------------------- ---------------------

Share of results from joint ventures and associates                          9                     9
Investment income                                                           42                    37
Finance costs                                                            (108)                  (97)
Profit before tax                                                          556                   609
-------------------------------------------- -------------- ------------------- ---------------------

Taxation                                                                 (168)                 (184)
Profit for the period                                                      388                   425
-------------------------------------------- -------------- ------------------- ---------------------

Earnings per share from profit for the period (in pence)
Basic                                                                     22.1                  23.2
Diluted                                                                   22.1                  23.1

-------------------------------------------- -------------- ------------------- ---------------------





Consolidated Income Statement for the three months ended 31 March 2007


                                                                       2006/07               2005/06
                                                                  Three months          Three months
                                                                         ended                 ended
                                                                      31 March              31 March
                                                                    GBPmillion            GBPmillion
                                                                   (unaudited)           (unaudited)

Revenue                                                                  1,156                 1,063
Operating expense                                                        (938)                 (817)

-------------------------------------------- --------------- ------------------ ---------------------
Operating profit                                                           218                   246
-------------------------------------------- --------------- ------------------ ---------------------

Share of results from joint ventures and associates                          3                     2
Investment income                                                           18                    17
Finance costs                                                             (39)                  (46)
Profit before tax                                                          200                   219
-------------------------------------------- --------------- ------------------ ---------------------

Taxation                                                                  (58)                  (68)
Profit for the quarter                                                     142                   151
-------------------------------------------- --------------- ------------------ ---------------------

Earnings per share from profit for the quarter (in pence)
Basic                                                                      8.1                   8.3
Diluted                                                                    8.1                   8.3






Notes:

1.       Revenue
                                                                      2006/07               2005/06
                                                            Nine months ended           Nine months
                                                                     31 March                 ended
                                                                   GBPmillion              31 March
                                                                  (unaudited)            GBPmillion
                                                                                        (unaudited)

Retail subscription                                                     2,514                 2,355
Wholesale subscription                                                    162                   170
Advertising                                                               258                   257
Sky Bet                                                                    34                    27
Installation, hardware and service                                        167                   103
Other                                                                     241                   167
                                                                        3,376                 3,079
---------------------------------------------- ------------------------------- ---------------------



2.       Operating expense
                                                                      2006/07               2005/06
                                                            Nine months ended           Nine months
                                                                     31 March                 ended
                                                                   GBPmillion              31 March
                                                                  (unaudited)            GBPmillion
                                                                                        (unaudited)

Programming                                                             1,153                 1,207
Transmission and related functions                                        278                   157
Marketing                                                                 546                   474
Subscriber management                                                     467                   339
Administration                                                            319                   242
                                                                        2,763                 2,419
---------------------------------------------------- ------------------------- ---------------------






                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 May 2007                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary